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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                    PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                                September 1, 2006

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                       Commission File Number: 333-130901

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                             MACRO BANSUD BANK INC.
             (Exact name of registrant as specified in its Charter)

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                                  Sarmiento 447
                              Buenos Aires C1 1041
                              Tel: 54 11 5222 6500
              (Address of registrant's principal executive offices)

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         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                  Form 20-F        [X]           Form 40-F      [ ]

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

                  Yes              [ ]           No             [X]

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

                  Yes              [ ]           No             [X]

         Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                  Yes              [ ]           No             [X]

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

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FOR MORE INFORMATION CONTACT:

JORGE F. SCARINCI, CFA
CHIEF INVESTOR RELATIONS OFFICER
Phone: (5411) 5222 6730
Fax: (5411) 5222 8202
investorelations@macrobansud.com.ar
www.macrobansud.com.ar

         BANCO MACRO S.A. SHAREHOLDERS' MEETING APPROVED GLOBAL PROGRAM
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>> (Buenos Aires, Argentina, September 1, 2006) - Banco Macro S.A. (BMA) (Buenos
Aires Stock Exchange: BSUD / NYSE: BMA) today announced that the Annual Shareholders' Meeting held on the date hereof approved the creation of a global program for the issuance of simple short, medium or long-term corporate bonds, either subordinated or not, secured or unsecured, pursuant to the provisions of Law 23576, as amended by Law 23962, and other applicable regulations, for up to a maximum outstanding amount anytime during the term of the program of US $400,000,000 (four hundred million United States dollars), or its equivalent in other currencies, under which the company may issue different classes and/or series of corporate bonds expressed in US dollars or other currencies and reissue any classes or series that may be redeemed in the future.

Readers of this report must note that this is a translation made from an original version written and expressed in Spanish. Consequently, any matters of interpretation should be referred to the original version in Spanish.

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                                    SIGNATURE

         Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: September 1, 2006

                                                        MACRO BANSUD BANK INC.


                                                        By:    /s/ Luis Cerolini
                                                               -----------------
                                                        Name:  Luis Cerolini
                                                        Title: Attorney-in-fact